SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED
for the transition period from __________ to __________
Commission file number 1-16427

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Fidelity National Information Services, Inc 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Information Services, Inc., 601 Riverside Ave., Jacksonville, FL 32204
REQUIRED INFORMATION
Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Table of Contents

Page(s)
Reports of Independent Registered Public Accounting Firms	ii

Statements of Net Assets Available for Benefits - December 31, 2011 and 2010	1

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2011 and 2010	2

Notes to Financial Statements	3-10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2011	12
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

i

Report of Independent Registered Public Accounting Firm

To the Participants and the Group Plans Committee of the
Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2011 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP
June 28, 2012
Jacksonville, Florida

ii

Report of Independent Registered Public Accounting Firm
Fidelity National Information Services, Inc.
Group Plans Committee:
We have audited the accompanying statement of net assets available for benefits of Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
June 29, 2011
Jacksonville, Florida
Certified Public Accountants

iii

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets:
Investments at fair value (notes 3 and 4):
Investments - participant directed	$717,660,082	$665,039,524
Interest bearing cash	484,715	811,918
Total investments, at fair value	718,144,797	665,851,442

Receivables:
Notes receivable from participants	21,441,784	18,099,426
Participant contributions	2,525,642	2,402,724
Employer contributions	812,457	910,543
Due from broker for securities sold	222,182	1,789,551
Due from Wells Fargo	—	121,191
Accrued interest	—	177
Total receivables	25,002,065	23,323,612

Total assets	743,146,862	689,175,054

Liabilities:
Due to broker for securities purchased	222,180	1,053,875
Accrued administrative expenses	36,912	42,381
Total liabilities	259,092	1,096,256

Net assets available for benefits before adjustments	742,887,770	688,078,798

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(4,582,289)	(3,677,857)

Net assets available for benefits	$738,305,481	$684,400,941

See accompanying notes to financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2011 and 2010

	2011	2010
Investment income:
Net appreciation (depreciation) in fair value of investments	$(15,416,380)	$57,136,541
Interest and dividends	7,478,551	4,966,721
Total investment income (loss)	(7,937,829)	62,103,262

Interest income on notes receivable to participants	882,768	840,883

Contributions
Participant	67,234,204	63,415,303
Employer	23,493,630	22,691,357
Rollovers from qualified plans	26,639,378	12,261,354
Total contributions	117,367,212	98,368,014

Deductions from net assets attributable to:
Benefits paid to participants	(55,533,280)	(48,130,103)
Administrative expenses	(874,331)	(340,399)
Total deductions	(56,407,611)	(48,470,502)

Net increase	53,904,540	112,841,657

Net assets available for benefits:
Beginning of year	684,400,941	571,559,284

End of year	$738,305,481	$684,400,941

See accompanying notes to financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(1)    Description of the Plan

The following description of the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the FIS Plan) provides only general information. The FIS Plan and its related Trust are intended to qualify as a profit-sharing plan and trust under Sections 401(a) and 501(a) of the Internal Revenue Code (the Code), with a cash or deferred arrangement within the meaning of Section 401(k) of the Code. In addition, the FIS Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code; provided, however, that effective July 31, 2011, no further contributions may be invested in shares of Company stock and effective November 30, 2011, the ESOP portion of the Plan shall be removed. That portion of the FIS Plan is designed to invest primarily in shares of Fidelity National Information Services, Inc. (FIS or the Company or the Employer or the Plan Sponsor).

The purpose of the FIS Plan is to provide retirement benefits to participants and their beneficiaries in a manner consistent and in compliance with the Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Company shall maintain and administer the FIS Plan for the exclusive benefit of participants and their beneficiaries. Participants should refer to the FIS Plan document for more complete information of the FIS Plan's provisions.

(a)    General

The FIS Plan is a defined contribution retirement plan covering all employees of the Company who have attained age 18 and have completed 90 days of service. Temporary, part-time or seasonal employees are eligible to participate in the FIS Plan if 18 years of age or older and upon completion of 1,000 hours of service during the plan year. Union, nonresident aliens and leased employees are not eligible to participate in the FIS Plan. Employees are automatically enrolled in the FIS Plan if they do not decline enrollment within 30 days of becoming eligible.

(b)    Contributions

During 2011 and 2010, participants could contribute up to 40% of pretax annual compensation through payroll deductions, as defined in the FIS Plan. Participants who have attained age 50 before the end of the FIS Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. During 2011 and 2010, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation. Discretionary employer contributions may be made at the option of the Company's board of directors.

The Company match for 2011 and 2010 of $23.5 million and $22.7 million, respectively, was funded throughout the year. No discretionary employer contributions were made during the years ended December 31, 2011 and 2010. All employer contributions are invested according to the participants' investment elections. Contributions are subject to certain limitations.

(c)    Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of FIS Plan earnings, and charged with an allocation of FIS Plan losses and expenses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)    Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service as follows:

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Vested
Percentage
Number of years of service:
Less than 1 year	0%
1 year	34%
2 years	67%
3 years or more	100%

(e)    Forfeitures

Upon termination of employment, the nonvested portion of a participant's interest in their account attributable to employer contributions will be forfeited. These forfeitures can be used to restore the accounts of former FIS Plan participants, pay administrative expenses of the FIS Plan, if not paid by the Company, or reduce future Company matching contributions. During 2011 and 2010, $0.6 million and $0.7 million, respectively, of forfeitures were used to offset employer contributions in accordance with the FIS Plan document. As of December 31, 2011 and 2010, there were $0.1 million and $0.3 million, respectively, of unused forfeitures.

(f)    Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000, and are permitted to have two loans outstanding at a time. Loans may generally be taken up to 50% of a participant's vested account balance, but cannot exceed $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 10 years. Interest rates are set at the date of the loan at the prime rate as determined by the Plan's Trustee or its affiliate plus 1%. Loan related fees for set-up and maintenance are paid by the participant. Interest rates range from 3.25% to 10.5% on loans outstanding as of December 31, 2011. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)    Payment of Benefits

Withdrawals from participant accounts may be made only for the following reasons: retirement at the FIS Plan's normal retirement age (65), when a participant reaches age 59 1/2, disability, death, or termination of employment. On termination of employment, a participant may receive the value of the participant's vested interest in his or her account as a lump-sum distribution. If a participant's account balance is less than $1,000 upon retirement or termination, a distribution of the participant's account will be made automatically. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(h)    Administration

During 2011 and 2010, the trustee of the FIS Plan was Wells Fargo Bank, NA (Wells Fargo). Wells Fargo also performs participant recordkeeping and other administrative duties for the FIS Plan. Fidelity National Information Services, Inc. Group Plans Committee (the Committee) oversees the FIS Plan's operations.

(i)    Administrative Expenses

Under the terms of the FIS Plan document, administrative expenses of the FIS Plan are paid by the FIS Plan or FIS.

(j)    Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer funds between investment options on a daily basis. At December 31, 2011, the investment options consist of three common/collective trust funds, three corporate bond funds, eleven balanced funds and three small cap, three mid cap, three large cap and two international equity funds.

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Effective July 29, 2011, no new contributions, loan payments or transfers into the FIS Stock Fund were permitted. On November 30, 2011 the remaining balance in the FIS Stock Fund was automatically transferred to the Plan's default fund, the Oakmark Equity and Income Fund (mutual fund) and the FIS Stock Fund was terminated.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The financial statements of the FIS Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the FIS Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

(b)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the FIS Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)    Risk and Uncertainties

The FIS Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(d)    Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the FIS Plan's gains and losses on investments bought and sold as well as held during the year.

The FIS Plan provides participants with the option of directing their elective deferrals into three Wells Fargo common/collective trust funds which include the Wells Fargo Stable Return Fund N2, Wells Fargo S&P 500 Index Fund N and Wells Fargo International Equity Index Fund G. The Wells Fargo Stable Return Fund N invests in guaranteed investment contracts and synthetic investment contracts with the objective of principal preservation through ownership of a broadly diversified portfolio of high quality assets.. The Wells Fargo S&P 500 Index Fund N invests in common stocks in substantially the same percentages as the S&P 500 Index with the objective of approximating, before fees and expenses, the total return of the S&P 500 Index. The Wells Fargo International Equity Index Fund G generally intends to remain 90% invested in stocks comprising the Morgan Stanley Capital International Europe Australasia and Far East Index and 10% in cash reserves and seeks to approximate the total return, before deduction of fees and expenses, as measured by the index.

Investment options in common/collective trusts are valued using the audited financial statements of the collective trust at year-end using net asset value (NAV) as a practical expedient. Notwithstanding a twelve month replacement

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

notification requirement on the Wells Fargo Stable Return Fund N, the common/collective trust funds do not have limiting terms, or restrictions on redemption. Additionally, the common collective trust funds are not subject to future unfunded commitments, and it is not probable that they will be sold at a value other than NAV.

(e)    Payment of Benefits

Benefits are recorded when paid.

(3)    Fair Value Measurements

(a)    Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are measured at fair value in the accompanying Statements of Net Assets Available for Benefits. Participant and employer contributions receivable, receivables due from Wells Fargo, and amounts due to and from brokers approximate fair value based on their short-term nature.

(b)    Fair Value Hierarchy

The authoritative accounting literature defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy based on the quality of inputs used to measure fair value.

The fair value hierarchy includes three levels which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. The three levels of the fair value hierarchy are described below:

Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the FIS Plan has the ability to access.

Level 2. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stocks and other cash equivalents: Valued at the closing price reported on the active market on which the security is traded.

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Mutual funds and corporate bond funds: Valued based on quoted market prices of shares held by the FIS Plan at year end.

Common collective trust funds: Valued at NAV as a practical expedient to measuring fair value, primarily based on the fair value of the underlying investments at quoted market prices, as determined by the Trustee of the fund of shares held by the FIS Plan at year end.

The following table sets forth, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and 2010.

	Assets at fair value as of December 31, 2011
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Common/collective trust funds	$—	$256,035,215	$—	$256,035,215
Small cap equity funds	23,199,992	—	—	23,199,992
Mid cap equity funds	22,912,816	—	—	22,912,816
Large cap equity funds	215,702,369	—	—	215,702,369
International equity funds	34,282,146	—	—	34,282,146
Corporate bond funds	97,024,487	—	—	97,024,487
Balanced funds	68,503,057	—	—	68,503,057
Interest bearing cash	484,715	—	—	484,715

Total investments at fair value	$462,109,582	$256,035,215	$—	$718,144,797

	Assets at fair value as of December 31, 2010
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Employer common stock	$46,945,419	$—	$—	$46,945,419
Common/collective trust funds	—	277,975,810	—	277,975,810
Small cap equity funds	38,156,479	—	—	38,156,479
Mid cap equity funds	20,342,398	—	—	20,342,398
Large cap equity funds	170,945,297	—	—	170,945,297
International equity funds	37,041,417	—	—	37,041,417
Corporate bond funds	73,632,704	—	—	73,632,704
Balanced funds	—	—	—	—
Interest bearing cash	811,918	—	—	811,918

Total investments at fair value	$387,875,632	$277,975,810	$—	$665,851,442

(4)    Investments
Investments that represent 5% or more of the FIS Plan's net assets, at fair value, as of December 31, 2011 and 2010 are as follows:

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

	2011	2010
Wells Fargo Stable Return Fund N2	$180,824,159	$170,853,177
Oakmark Equity and Income Fund Class One	148,429,639	106,938,382
Wells Fargo S&P 500 Index Fund N	57,339,841	50,390,631
Vanguard Mid Cap Index Ins	42,345,102	—
Fidelity National Information Services, Inc. common stock	—	46,945,419
Wells Fargo S&P Midcap Index Fund G	—	39,248,548
Artio International Equity Fund	—	37,041,417
American Growth Fund of America Class R4	—	35,618,218
All other investments less than 5%	289,206,056	178,815,650

Total investments, at fair value	$718,144,797	$665,851,442
During 2011 and 2010, the FIS Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by investment type, as follows:

	2011	2010
Employer common stock	$(3,903,076)	$7,053,467
Common stocks	—	(70,104)
Common/collective trust funds	994,728	19,863,304
Small cap equity funds	(1,662,106)	6,828,648
Mid cap equity funds	(2,306,807)	3,693,451
Large cap equity funds	(4,606,298)	14,856,673
International equity funds	(8,132,636)	2,242,384
Balanced funds	(80,686)	—
Corporate bond funds	4,280,501	2,668,718

Net appreciation (depreciation) in fair value of investments	$(15,416,380)	$57,136,541

As stated in notes 2(a) and 2(d), the Wells Fargo Stable Return Fund N (the Fund), which is deemed to be fully benefit-responsive, is stated at fair value in the Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of the Fund as of December 31, 2011 and 2010 was $180.8 million and $170.9 million, respectively. The contract value of the Fund as of December 31, 2011 and 2010 was $176.2 million and $167.2 million, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. During 2011 and 2010, the average yield of the Fund was approximately 1.56% and 2.38%, respectively. This represents the annualized earnings of all investments in the Fund, divided by the fair value of all investments in the Fund. During 2011 and 2010, the crediting interest rate of the Fund was approximately 2.33% and 2.90%, respectively. This represents the annualized earnings credited to participants in the Fund, divided by the fair value of all investments in the Fund. The credit rating assigned to Wells Fargo by Standard & Poor's at December 31, 2011 is AA-.

Certain events limit the liability of the Plan to transact at contract value with the issuer. Such events include the following: (1) the Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the fund or the administration of the fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow, (5) any communication given to participants by the Plan's sponsor or fiduciary or Wells Fargo that is designed to induce or influence participants to avoid investing in the fund or to transfer assets out of the fund, and (6) any transfer of assets from the fund directly to a competing investment option. The plan administrator does not believe that the occurrence of any of these events which

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

would limit the Plan's ability to transact at contract value with participants is probable of occurring.

(5)    Related Party Transactions
Certain FIS Plan investments are shares of common/collective trust funds and mutual funds managed by Wells Fargo. Wells Fargo is the Trustee as defined by the FIS Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the FIS Plan for investment management services were $0.1 million for each of the years ended December 31, 2011 and 2010. Additionally, transactions involving shares of common stock of the Company are parties-in-interest transactions. Dividends on these common stock shares totaled $0.2 million and $0.4 million for the years ended December 31, 2011 and 2010, respectively.

(6)    Income Tax Status
The FIS Plan is a defined contribution retirement plan that is intended to be qualified under Section 401(a) of the Code. Once qualified, the FIS Plan is required to operate in conformity with the Code to maintain its qualification as tax exempt. The FIS Plan received a favorable determination letter from the Internal Revenue Service on November 9, 2011.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.
During 2009, the Plan Sponsor identified an operational compliance issue with the FIS Plan in which eligibility was calculated incorrectly for temporary employees. During the 2011 Plan Year, the Plan Sponsor made a contribution of $85,464 correcting this matter in accordance with the Internal Revenue Service Employee Plans Compliance Resolution System (EPCRS) program. The Plan Sponsor has established additional procedures to ensure that the FIS Plan's operations are in compliance with the provisions of the Code. The plan administrator and tax counsel believe that the FIS Plan is currently operating in compliance with the FIS Plan document and the Code.

(7)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the FIS Plan to discontinue its contributions at any time and to terminate the FIS Plan subject to the provisions of ERISA. In the event of the FIS Plan's termination, participants will become 100% vested in their employer contributions.

(8)    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the expected 2011 and actual 2010 Form 5500:

	2011	2010
Net assets available for benefits, per the financial statements	$738,305,481	$684,400,941
Less current year adjustment to contract value for fully benefit-responsive investment contracts	4,582,289	3,677,857

Net assets available for benefits, per the Form 5500	$742,887,770	$688,078,798

The following is a reconciliation of investment income per the financial statements to the expected 2011 Form 5500:

(Continued)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2011 and 2010

2011
Total investment income (loss) per the financial statements	$(7,937,829)
Plus prior year adjustment to contract value for fully benefit-responsive investment contracts	(3,677,857)
Less current year adjustment to contract value for fully benefit-responsive investment contracts	4,582,289

Total investment income (loss) per the Form 5500	$(7,033,397)

(9)    Subsequent Events
The Company has evaluated transactions, events and circumstances for consideration of recognition or disclosure through June 28, 2012 and has reflected or disclosed those items within the financial statements as deemed appropriate.

Supplemental Schedule

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401(k) PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

EIN: 37-1490331
Plan No. 001
	(b)	(c)
	Identity of issue, borrower	Description of investment, including maturity date, rate of	(e)
(a)	lessor, or similar party	interest, number of shares, collateral, par or maturity value	Value
	Common/collective trust funds:
*	Wells Fargo	Wells Fargo Stable Return Fund N2, 16,057,225 shares	$180,824,159
*	Wells Fargo	Wells Fargo S&P 500 Index Fund N, 940,923 shares	57,339,841
*	Wells Fargo	Wells Fargo International Equity Index Fund G, 1,501,783 shares	17,871,215

	Small cap equity funds:
	Goldman Sachs Funds	Goldman Sachs Small Cap Value Inst 48,612 shares	1,984,353
	The Hartford	Hartford Small Company HLS Fund Class 1A, 1,242,861 shares	21,215,639
	Vanguard Funds	Vanguard Small Cap Index - Inst 683,158 shares	22,810,633

	Mid cap equity funds:
	Artisan Partners	Artisan Mid Cap Value Fund 1,106,517 shares	21,798,393
	BMO Funds	BMO Mid Cap Growth - I 60,337 shares	1,114,423
	Vanguard Funds	Vanguard Mid Cap Index Ins 2,150,589 shares	42,345,102

	Large cap equity funds:
	Harbor Funds	Harbor Capital Appreciation Fund 976,030 shares	36,015,492
	Invesco	Invesco Van Kampen Comstock Instl 2,055,045 shares	31,257,238
	The Oakmark Funds	Oakmark Equity and Income Class I 5,487,232 shares	148,429,639

	International equity funds:
	Dodge & Cox Funds	Dodge & Cox International Stock Fund 605,872 shares	17,715,692
	Invesco	Invesco International Growth Fund 646,874 shares	16,566,454

	Corporate bond funds:
	PIMCO	PIMCO Total Return Fund Inst 3,276,392 shares	35,614,379
	PIMCO	PIMCO Real Return Fund Inst 2,436,908 shares	28,731,149
	Vanguard Investments	Vanguard Intermediate Term Bond Index Fund 2,776,462	32,678,959

	Balanced funds:
	T Rowe Price Funds	T Rowe Price Retirement Income 19,183 shares	248,415
	T Rowe Price Funds	T Rowe Price Retirement 2010 20,037 shares	300,956
	T Rowe Price Funds	T Rowe Price Retirement 2015 17,332 shares	200,703
	T Rowe Price Funds	T Rowe Price Retirement 2020 18,804 shares	299,165
	T Rowe Price Funds	T Rowe Price Retirement 2025 51,644 shares	598,037
	T Rowe Price Funds	T Rowe Price Retirement 2030 42,505 shares	703,035
	T Rowe Price Funds	T Rowe Price Retirement 2035 25,083 shares	292,462
	T Rowe Price Funds	T Rowe Price Retirement 2040 29,887 shares	495,227
	T Rowe Price Funds	T Rowe Price Retirement 2045 13,059 shares	144,042
	T Rowe Price Funds	T Rowe Price Retirement 2050 1,878 shares	17,373
	T Rowe Price Funds	T Rowe Price Retirement 2055 5,241 shares	47,907

	Interest Bearing Cash:
*	Wells Fargo	Wells Fargo Advantage Cash 484,715 shares	484,715

***	Participant Loans	Varying maturities and interest rates from 3.25% to 10.5%. A total
		of 3,774 loans are outstanding with maturities from January 2011
		through December 2021.	21,441,784
			$739,586,581

*    Represents a party-in-interest.
**    Cost omitted for participant directed investments.
***    The accompanying financial statements classify participant loans as notes receivable from participants.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
401 (k) Profit Sharing Plan
Date: June 28, 2012	By:	/s/ Michael P. Oates
Michael P. Oates
Trustee

EXHIBIT INDEX

Exhibit No.		Page No.
23.1	Consent of Dixon Hughes Goodman LLP	15
23.2	Consent of KPMG, LLP	16